May 2, 2019

Jesse Soslow
Head of Legal and Finance
Blockstack Token LLC
111 Town Square Pl Ste 1203
Jersey City, NJ 07310

       Re: Blockstack Token LLC
           Offering Statement on Form 1-A
           Filed April 11, 2019
           File No. 024-10986

Dear Mr. Soslow:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2019 letter.

Offering Statement on Form 1-A, filed April 11, 2019

General

1. Please refer to comment 14 in our letter dated November 29, 2018. Your disclosure continues to indicate that you do not believe the tokens "should be characterized as either debt or equity under the securities laws." Please refer to Rule 261(c) and Rule 251(a) of
      Regulation A and revise your offering circular accordingly.
2. We note your response to comment 21 of our letter dated November 29, 2018 with respect to whether:

          Miners are not broker-dealers through they receive fees for recording transactions;
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
May 2, 2019
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             Neither you nor miners need to register as transfer agents or as clearing agencies;
             Neither the Blockstack network nor browser extension are required to register as an exchange or ATS; and
             No Blockstack entity is a money transmitter or money services business.

         While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response.
3. We note your response to comment 21 of our letter dated November 29, 2018. Please explain how burning tokens (i.e., transferring tokens to the "blackhole" address) is not a prohibited purchase for purposes of Regulation M. In doing so, please address why the owner of the "blackhole" address is not an affiliated purchaser for purposes of Regulation
         M.
4. Please advise us of any interests Blockstack PBC holds in subsidiaries, including whether those subsidiaries are wholly owned, majority owned or minority owned, and provide us supplementally with your analysis as to whether interests in any of those subsidiaries subject those entities to the Investment Company Act of 1940.
5. Please advise us supplementally whether Blockstack Token LLC or Blockstack PBC intend or reserve the right to repurchase any of the outstanding Stacks Tokens and, if so, how the repurchase price of such tokens would be determined.
6. We note the statement from your letter dated March 1, 2019, that "Token LLC may at certain times hold significant portions of the total value of their assets in the Stacks
         Tokens." Please advise us supplementally whether purchasers of Stacks Tokens profit from Blockstack Token LLC or Blockstack PBC holding Stacks Tokens.
7. Please explain which tokens the Blockstack Signature Fund 1 is treating as "good cash"
         and the basis for such treatment. Please further explain if this subjects the Blockstack
         Signature Fund 1 to the Investment Company Act.
Cover Page

8. We note that you plan to reallocate tokens in the cash offering as between the voucher program offering (priced at $0.12 per token) and general offering (priced at $0.30 per token) immediately following qualification of this offering circular. Please revise your disclosure throughout to clarify for potential investors the actual number of Stacks Tokens you plan on offering at each price level or to provide investors with a firm basis for understanding how you will prioritize the allocation of tokens between the voucher program and the general offering assuming there is sufficient interest to sell a number of
         Stacks Tokens in each offering that would cause you to exceed $38 million of Stacks
         Tokens you have allocated to the cash offering. Please also revise to disclose how, and how frequently, you will inform investors of the amount of Stacks Tokens you have sold
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
May 2, 2019
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         through each offering.
9. We note your disclosure that you intend to disclose the final allocations and purchase price pursuant to an offering circular supplement filed pursuant to Rule 253(g)(3) of
         Regulation A and in accordance with the instruction to Rule 253(b) of Regulation A no later than two business days following the qualification of this offering statement. We also note that Rule 253(b) does not appear to be applicable in light of the non-cash consideration involved in the App Mining component of the offering. Please revise your disclosure to clarify that you will announce the final allocations in either a post-
         qualification amendment or supplement, depending on the facts and circumstances at the time. In this regard, we refer you to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation
         A for further guidance.
10. We note your response to comment 1 regarding whether the future pricing structure in the
         App Mining program will create an "at the market" offering. While we do not have any further comments about this issue at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response. In addition, please revise your disclosure to clarify that you will announce any changes to your price in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change. In this regard, we refer you to
         Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance. Note that a supplement to the offering circular described in Rule 253(g)(1) is not the appropriate mechanism to disclose adjustments to the pricing of Stacks Tokens distributed under the
         App Mining program, since it is only available to disclose information omitted in reliance on Rule 253(b), which does not apply because the App Mining tokens are not being offered for cash.
Offering Summary
App Mining program, page 3

11. We note your response to comment 7 and your revised disclosure. To provide investors with additional context, please briefly describe the types of situations wherein you would be unable issue Stacks Tokens to application developers.
Other Token Sales, page 12

12. We note from your disclosure on pages 12 and 102 that in November 2018, you delivered
         63,018,349 Stacks Tokens to Blockstack Employee LLC that are the subject of outstanding awards granted to your employees. Please address the following:

             Explain your accounting treatment for this transaction. In this regard, tell us where this transaction is reported in your consolidated financial statements (i.e., consolidated balance sheets, statements of operations and statements of cash flows). It might be helpful to provide us with illustrative journal entries; and Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
May 2, 2019
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             Revise your Summary of Significant Accounting Policies in Note 1 and your critical accounting policies and estimates discussion in MD&A (beginning on page 79) to disclose your accounting policy for Stacks Tokens issued as compensation to employees and cite the authoritative guidance you used to support your accounting treatment (i.e., initial recognition, measurement and remeasurement, as applicable).
13. We note that you are offering to sell Stacks Tokens at a discounted purchase price through your voucher program. We also note your disclosure on page 13 that you sold the rights to receive 2,000,000 Stacks Tokens in January 2019 at a substantial discount.
         Please revise your Summary of Significant Accounting Policies in Note 1 and your critical accounting policies and estimates discussion in MD&A (beginning on page 79) to disclose how you account for these discounts and rights to purchase at a discounted price in your consolidated financial statements and cite the authoritative guidance you used to support your accounting treatment.
Risk Factors
We could become a reporting company with significant additional reporting obligations under the Exchange Act . . . , page 60

14. We note your disclosure in this risk factor and on page 107 that you do not intend to engage a transfer agent in this offering, in part, because "the types of activities a transfer agent would normally engage in are performed automatically on the blockchain." Please provide us with a detailed analysis of the specific activities that the blockchain will perform in comparison to the activities typically performed by a transfer agent.
Business
Token Sales, page 97

15. We note that you sold rights to receive tokens pursuant to Regulation S and plan to conduct a concurrent offering of tokens under Regulation S. Please clarify how you propose to comply with the restriction on transfer of tokens sold pursuant to Regulation S
         (e.g., clarify if these tokens will also be subject to the "transfer lock" used with other restricted securities).
Blockstack PBC and Subsidiaries Consolidated Financial Statements
Notes to Consolidated Financial Statements (Restated)
1. Nature of Operations
Revenue Recognition, page F-15

16. We note in your revenue recognition disclosure, that you as a software developer view the parties that purchased tokens as your customers, as the token holders have a stake in the development of the network and the promotion of its use and therefore that the token issuances are subject to ASC 606. To support your conclusion that the token holders meet the ASC 606-10-20 definition of a customer, please provide us with a further explanation
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
May 2, 2019
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         of how the token issuance represents an output of your ordinary activities, including an understanding of your current and future plans to commercialize the peer-to-peer open source network (e.g., current and planned activities with content users, content providers, advertisers, others).
17. Tell us your consideration of whether a contract exists in accordance with meeting the criteria in ASC 606-10-25-1. Given the asserted rights and features of the token, please specifically include your analysis of 606-10-25-1(b) regarding the criteria that "the entity can identify each party's rights regarding the goods or services to be transferred."
18. Please tell us how you considered alternatively whether the token issuances should be accounted for under ASC 610-20 as the sale or transfer of non-financial assets to counterparties that are not customers.
19. We note that you indicated the token holders have a stake in the development of the network. Please clarify how you considered alternatively whether the token issuances should be accounted for as a funded software development arrangement in accordance with ASC 985-20. Please address ASC 985-20-25-12 with respect to your accounting.
20. To the extent you have determined that you have not achieved technological feasibility with respect to the software projects funded by token holders, explain to us how you have also considered the guidance in ASC Topic 730-10 regarding whether you have incurred research and development costs that should be charged to expense when incurred.
         Explain also how you considered ASC 730-20, including whether or not you have an obligation to repay the token holders.
21. Tell us if there are any circumstances where you are obligated to or may elect to purchase the tokens back from a token holder. If so, please describe the circumstances and how you accounted for the purchased and held tokens.
22. To the extent that the accounting for the issuance of tokens is properly within the scope of
         ASC 606, please address the following:

             Please describe the rights of the token holders and obligations you have to perform, including the successful development of a live, operational decentralized network with token functionality and registration of one million verified users on the network.
             Specifically, please tell us what obligation, if any, you have under the terms of the token to develop the network and register users.
             Please clarify how the milestone events impact the consideration you received. It is our understanding that for the SAFT and token purchases with the LP funds, the
             Company is contractually entitled to 60% and 20% of the consideration received, respectively, even if neither of the milestone achievements are/were met.
             With respect to the token issuances, please tell us what promises in the contract that you have identified (ASC 606-10-25-16 through 25-18) as well as your basis for whether those promises are distinct and thus represent individual performance
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FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
May 2, 2019
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             obligations or represent a single combined performance obligation (ASC 606-10-25-
             19 through 25-22).
             We understand that you have concluded that the portion of proceeds from the sale of tokens subject to the two future milestones represents variable consideration (and is not recognized until the Company determines such amounts are not subject to significant reversal). Please clarify the pattern of recognition for the portion of the proceeds that is not subject to the future milestone achievements, including discussion of when the Company's identified performance obligations are satisfied. Specifically, tell us how you have considered the development of a live operational network with token functionality in the analysis.
Development of the Business
Vouchers, page 98

23. Please clarify whether the vouchers create any binding obligation on the individuals who submitted indications of interest to purchase any tokens, and whether these individuals were requested to or did provide any money or other consideration. Supplementally, please clarify what was intended by the statement in the materials filed as Exhibit 13.1 that recipients reserve the right to purchase up to 25,000 Stacks Tokens if the vouchers create no binding obligation on Blockstack, as disclosed in page 98.
Part III--EXHIBITS
Item 16. Exhibits, page III-1

24. We note you have filed communications related to the voucher program as Exhibit 13.1.
         Please also include the form of the actual voucher that would have been attached to the communications. Please also include the statements required by Rule 255 on the materials filed as Exhibit 13.1.
25. Please file a consent of Foresight Valuation Group, LLC, as disclosure on page 71 indicates that Foresight prepared the valuations of the Stacks Tokens discussed there.
         Please see Item 17(11)(a) of Part III of Form 1-A.
26. We note disclosure on page 71 that in determining the price in the general offering,
         Blockstack has received oral indications of interest from its existing investor base in compliance with Rule 255. To the extent that Blockstack used any written communications in connection with these indications of interest, please file them as
         "Testing the Waters" materials under Exhibit 13. Please also check the box in Item 4 of
         Form 1-A indicating that issuer has used solicitation of interest communications in connection with the proposed offering.


       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 Jesse Soslow
Blockstack Token LLC
May 2, 2019
Page 7

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameJesse Soslow
                                                           Division of
Corporation Finance
Comapany NameBlockstack Token LLC
                                                           Office of Financial
Services
May 2, 2019 Page 7
cc:       Robert Rosenblum, Esq.
FirstName LastName